Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-259205

The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement Subject to Completion: Dated March 2, 2023 To the Product Prospectus Supplement FIN-1, the Prospectus and the Prospectus Supplement, each dated September 14, 2021	$ __________ Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the SOFR ICE Swap Rate Spread Due March 17, 2033

Royal Bank of Canada is offering the Redeemable Fixed to Floating Rate Range Accrual Notes (the “Notes”) linked to the difference between the 30-Year U.S. Dollar SOFR ICE swap rate and 2-Year U.S. Dollar SOFR ICE swap rate.
Subject to our redemption right, the Notes will bear interest in Years 1-2 at a rate of 8.00% per annum and, thereafter, in Years 3-10 the Notes will bear interest at a variable rate per annum equal to 8.00% multiplied by the Accrual Factor, subject to a Coupon Floor of 2.00% per annum and provided that the interest rate can never be greater than 8.00% per annum. The Accrual Factor will equal a fraction, (a) the numerator of which will be the total number of calendar days during the applicable interest period on which the 30-Year U.S. Dollar SOFR ICE swap rate minus the 2-Year U.S. Dollar SOFR ICE swap rate is greater than or equal to 0.00%, and (b) the denominator of which will be the total number of calendar days in the applicable interest period. As a result, after the second year of the term of the Notes, investors must be willing to accept the risk of only receiving an interest payment for one or more of the interest periods calculated at an interest rate equal to the Coupon Floor of 2.00% per annum. Interest on the Notes, if any, will be payable quarterly on the 17th day of March, June, September and December of each year, commencing on June 17, 2023. Please see the "Summary" section below for more detailed information about the calculation of interest on the Notes.
We have the right to redeem the Notes, in whole but not in part, on each quarterly interest payment date, on or after March 17, 2024. If we redeem the Notes, we will pay the principal amount of the Notes, together with accrued and unpaid interest.
In addition to any interest received, you will receive the principal amount of the Notes on the Maturity Date.
Issue Date: March 17, 2023
Maturity Date: March 17, 2033
The Notes will not be listed on any securities exchange.
The CUSIP number for the Notes is 78014RLR9.
Investing in the Notes involves a number of risks. See “Additional Risk Factors” on page P-8 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated September 14, 2021 and “Risk Factors” on page S-2 of the prospectus supplement dated September 14, 2021.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The initial estimated value of the Notes as of the Pricing Date is expected to be between $925 and $975 per $1,000 in principal amount, and will be less than the price to the public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
RBC Capital Markets, LLC ("RBCCM") will purchase the Notes from us on the issue date at purchase prices that are expected to be between 96.50% and 100.00% of the principal amount. The public offering price for the Notes will be equal to the principal amount. However, certain dealers who purchase the Notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the Notes in these accounts and/or for an eligible institutional investor may be as low as $965.00 (96.50%) per $1,000 in principal amount of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about March 17, 2023, against payment in immediately available funds.

RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Pricing Date:	March 15, 2023
Issue Date:	March 17, 2023
Maturity Date:	March 17, 2033
Interest Rate:
From (and including) the issue date to (but excluding) March 17, 2025 (the "Fixed Rate Period"): 8.00% per annum
From (and including) March 17, 2025 to (but excluding) the maturity date (the "Floating Rate Period"): 8.00% per annum x Accrual Factor; subject to the Coupon Floor and provided that the interest rate can never be greater than 8.00% per annum.

Accrual Factor:
The Accrual Factor will equal a fraction, (a) the numerator of which will be the total number of calendar days during the applicable interest period on which the Spread is greater than or equal to 0.00%, and (b) the denominator of which will be the total number of calendar days in the applicable interest period.
During each interest period in the Floating Rate Period, interest will not accrue on any calendar day on which the Spread is less than 0.00%. If the Spread is less than 0.00% on each calendar day in an interest period during the Floating Rate Period, the interest rate applicable to such interest period will be equal to the Coupon Floor of 2.00% per annum.
For each calendar day during the applicable interest period that is not a U.S. Government Securities Business Day (including a Saturday or a Sunday), the Spread for that day will be the Spread on the U.S. Government Securities Business Day immediately prior to that calendar day. During the Floating Rate Period, each Swap Rate determined on the applicable Interest Determination Date will apply to the remaining four U.S. Government Securities Business Days in that interest period. Accordingly, each Swap Rate on the applicable Interest Determination Date will apply to more than one calendar day during each interest period.

Spread:	The 30-Year Swap Rate minus the 2-Year Swap Rate.

P-2	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
30-Year Swap Rate:
The 30-Year U.S. Dollar SOFR ICE Swap Rate, which is the rate for U.S. dollar swaps with a designated maturity of 30 years, referencing the Secured Overnight Financing Rate (“SOFR”), compounded in arrears for 12 months using standard market conventions.
The Calculation Agent will determine the 30-Year U.S. Dollar SOFR ICE Swap Rate based on the rate that appears on the Bloomberg Screen USISSO30 Page, at approximately 11:00 a.m., New York City time, on the applicable Interest Determination Date, provided that, if no such rate appears on the applicable Bloomberg Screen Page on that day at approximately 11:00 a.m., New York City time, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps referencing SOFR, will determine the 30-Year U.S. Dollar SOFR ICE Swap Rate for that day in its sole discretion.
“Bloomberg Screen USISSO30 Page” means the display designated as Bloomberg screen “USISSO30”, or such other page as may replace that Bloomberg screen on that service or such other service or services as may be selected for the purpose of displaying rates for U.S. dollar swaps referencing SOFR by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity that assumes the responsibility of IBA or its successor in calculating rates for U.S. dollar swaps referencing SOFR if IBA or its successor ceases to do so.

2-Year Swap Rate:
The 2-Year U.S. Dollar SOFR ICE Swap Rate, which is the rate for U.S. dollar swaps with a designated maturity of two years, referencing the SOFR, compounded in arrears for 12 months using standard market conventions.
The Calculation Agent will determine the 2-Year U.S. Dollar SOFR ICE Swap Rate based on the rate that appears on the Bloomberg Screen USISSO02 Page, at approximately 11:00 a.m., New York City time, on the applicable Interest Determination Date, provided that, if no such rate appears on the applicable Bloomberg Screen Page on that day at approximately 11:00 a.m., New York City time, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps referencing SOFR, will determine the 2-Year U.S. Dollar SOFR ICE Swap Rate for that day in its sole discretion.
“Bloomberg Screen USISSO02 Page” means the display designated as Bloomberg screen “USISSO02”, or such other page as may replace that Bloomberg screen on that service or such other service or services as may be selected for the purpose of displaying rates for U.S. dollar swaps referencing SOFR by IBA or its successor or such other entity that assumes the responsibility of IBA or its successor in calculating rates for U.S. dollar swaps referencing SOFR if IBA or its successor ceases to do so.

Swap Rate:	The 30-Year Swap Rate or the 2-Year Swap Rate, as applicable.
Coupon Floor:	2.00% per annum.
Day Count Fraction:	Interest will be calculated on a 30/360 basis.

P-3	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
Interest Payment Dates:
Quarterly, on the 17th day of March, June, September and December of each year, commencing on June 17, 2023, and ending on the Maturity Date. If an Interest Payment Date falls on a day that is not a business day in New York City, that Interest Payment Day will be postponed to the next day that is such a business day, with the same effect as if paid on the original due date.

Interest Period:	Each period from, and including, an Interest Payment Date (or, for the first period, the issue date) to, but excluding, the next following Interest Payment Date.
Interest Determination Dates (during Floating Rate Period):
The fifth U.S. Government Securities Business Day prior to each Interest Payment Date during the Floating Rate Period. A “U.S. Government Securities Business Day” is any day except for a Saturday, a Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Unavailability of a Swap Rate:
Notwithstanding the provisions set forth under "—Spread" above:
(i) if the Calculation Agent determines in its sole discretion on or prior to the relevant Interest Determination Date that a Swap Rate referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the applicable Swap Rate for that day a substitute or successor rate that it has determined in its sole discretion to be a commercially reasonable replacement rate; and
(ii) if the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion, to adjust the definitions of business day and Interest Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR, in a manner that it determines to be consistent with industry-accepted practices for that substitute or successor rate.

Redemption at Our Option:
The Notes are callable, in whole, but not in part, on March 17, 2024 and on each Interest Payment Date thereafter, upon at least 10 New York business days’ prior written notice. If we call the Notes, we will pay the principal amount, together with any accrued interest.

Survivor's Option:	Not Applicable
Calculation Agent:	RBC Capital Markets, LLC
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “—Ownership and Book-Entry Issuance” in the prospectus.

P-4	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
U.S. Tax Treatment:
The Notes will be treated as debt instruments for U.S. federal income tax purposes. We intend to take the position that the Notes will not provide for stated interest at a single objective rate and will be treated as contingent payment debt instruments.
Please see the discussion (including the opinion of our counsel Ashurst LLP) in the product prospectus supplement FIN-1 dated September 14, 2021 under the caption “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will exceed one year—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes,” which apply to your Notes.

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 to P-4 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1, as modified by this pricing supplement.

P-5	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement FIN-1 dated September 14, 2021, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated September 14, 2021 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm
Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement FIN-1 dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000114036121031256/brhc10028916_424b5.htm
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-6	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
HYPOTHETICAL RETURNS
The examples set forth below are provided for illustration purposes only. The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Spread. The examples do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Spread. We cannot predict the actual performance of the Spread.
Examples of Hypothetical Interest Payments for a $1,000 Investment in the Notes
The table below presents examples of the hypothetical amount of interest (rounded to two decimal places) that would be paid on the Notes based on the number of calendar days on which the Spread is greater than or equal to 0.00% during the interest period during the Floating Rate Period. The examples below are for purposes of illustration only and would provide different results if different assumptions were made. The actual interest payments in respect of each interest period will depend on the actual number of calendar days during the interest period, the actual Spread on each trading day during that period and the day count fraction set forth above. A separate Accrual Factor will be determined for each interest period during the Floating Rate Period.
Hypothetical Total Number of Calendar Days on which the Spread Was Greater Than or Equal 0.00% During the Interest Period	Hypothetical Total Number of Calendar Days During the Interest Period	Hypothetical Accrual Factor	Hypothetical Interest Payment on the Relevant Interest Payment Date(1)
91	91	100.00%	$20.00
75	91	82.42%	$16.48
60	91	65.93%	$13.19
45	91	49.45%	$9.89
30	91	32.97%	$6.59
23	91	25.27%	$5.05
22	91	24.18%	$5.00(2)
15	91	16.48%	$5.00(2)
0	91	0.00%	$5.00(2)
(1) This column is equal to the product of $1,000 multiplied by the product of 8.00% and the Accrual Factor, and divided by four, subject to the Coupon Floor of 2.00% per annum

(2) The Coupon Floor of 2.00% per annum applies..

P-7	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
ADDITIONAL RISK FACTORS
The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement FIN-1 and the prospectus supplement and prospectus, each dated September 14, 2021. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
Risks Relating to the Terms and Structure of the Notes
During the Floating Rate Period, the Amount of Interest Payable on the Notes will Vary. During the Floating Rate Period, the amount of interest payable on the Notes in any interest period will not exceed 8.00% per annum and will depend on whether the Spread is greater than or equal to 0.00% on each calendar day during the applicable interest period. Because of how the interest rate is calculated during the Floating Rate Period, any time the Spread is less than 0.00% on a calendar day in an interest period during the Floating Rate Period, the interest rate applicable to such interest period will be incrementally reduced. If the Spread is less than 0.00% on every calendar day in an interest period during the Floating Rate Period, the interest rate applicable to such interest period will be equal to the Coupon Floor of 2.00%. As a result, the effective yield on the Notes may be less than what would be payable on our conventional notes of comparable maturity. The actual interest payments on the Notes may not compensate you for the effects of inflation and other factors relating to the value of money over time.
As of March 2, 2023, the Spread is less than 0.00%. There can be no assurance that the 30-Year Swap Rate will exceed 2-Year Swap Rate at any time during the Floating Rate Period.
The Amount of Interest Payable on the Notes in Any Interest Period Is Capped. During the Fixed Rate Period, the Notes will bear interest at a fixed rate of 8.00% per annum. During the Floating Rate Period, the Notes will bear interest at a variable rate that will not exceed 8.00% per annum, regardless of how much the Spread is greater than 0.00% on any applicable calendar day.
The Notes Will Be Subject to Risks Associated with the Spread. If Spread is less than 0.00% on any calendar day during the Floating Rate Period, no interest will accrue on the Notes on that day. If the Spread is less than 0.00% on every calendar day in an interest period during the Floating Rate Period, the interest rate applicable to such interest period will be equal to the Coupon Floor of 2.00% per annum. Accordingly, the interest payable on the Notes during the Floating Rate Period will not depend on the absolute level of either Swap Rate, but rather, will depend on the relationship between the Swap Rates. Many economic factors affect the Swap Rates, such that their future values and their relationship are impossible to predict.
Although there is no single factor that determines the Spread, the spread between longer- and shorter-term interest rates has historically tended to fall when short-term interest rates rise. Short-term interest rates are influenced by many complex factors, and it is impossible to predict their performance during the term of the Note. However, historically, short-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. Accordingly, among the risks assumed by investors in the Notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which could lead to a decrease in the Spread. Short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board effort to increase short-term interest rates. Furthermore, the Spread may decrease even in the absence of an increase in short-term interest rates because it is influenced by many complex factors. The spread between longer- and shorter-term interest rates has historically tended to fall and become negative when market participants expect an economic recession. Accordingly, another risk assumed by investors in the Notes is that market participants may anticipate a recession, or that there may be an economic recession.
We May Call the Notes Prior to Maturity. We have the option to redeem the Notes on the dates set forth above. It is more likely that we will redeem the Notes prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity trading in the market. If the Notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment, and you will not receive any further payments on the Notes.

P-8	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes on the Interest Payment Dates and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decrease in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes. If we were to default on our obligations, you may not receive the amounts owed to you under the terms of the Notes, and you could lose your entire initial investment.
The Swap Rates Will Not Be Observed on Certain Days and Will Be Deemed to Be the Same as on Earlier Days, Which Will Cause Some Days to Have A Greater Weight In Determining the Interest on the Notes. With respect to a calendar day that is not a U.S. Government Securities Business Day, each Swap Rate will be deemed to be the same as on the immediately preceding U.S. Government Securities Business Day. In addition, for all calendar days from and including the Interest Determination Date to and including the final calendar day of that interest period, the Swap Rates will not be observed and will be the same as on the Interest Determination Date. As a result, the relative weighting of certain calendar days will be increased for determining the amount of interest payable during an interest period during the Floating Rate Period. This could reduce the amount of interest in one or more interest periods during the Floating Rate Period if the Spread on those days is 0% or negative.
Risks Relating to the Secondary Market for the Notes
There May Not Be an Active Trading Market for the Notes. Sales in the Secondary Market May Result in Significant Losses. There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates intend to offer to purchase the Notes in the secondary market, but they are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade the Notes is likely to depend on the price, if any, at which RBCCM or one of our other affiliates is willing to buy the Notes. RBCCM or any other affiliate of ours may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for the Notes in any secondary market could be substantial. If you sell the Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.
Risks Relating to the Initial Estimated Value of the Notes
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public. The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the levels of the Reference Rate, our credit ratings and financial condition, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the Notes to maturity.
The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set. The initial estimated value of the Notes will be based on the

P-9	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate will be based on a variety of assumptions, including our credit spreads, expectations as to interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.
The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.
Risks Relating to the Swap Rates and the Spread
The Swap Rates Have Limited Historical Information, and Future Performance Cannot Be Predicted Based on Historical Performance. The publication of the Swap Rates began in November 2021, and, therefore, have a limited history. IBA launched the Swap Rates for use as a reference rate for financial instruments in order to aid the market’s transition to SOFR and away from LIBOR. However, the composition and characteristics of SOFR differ from those of LIBOR in material respects, and the historical performance of LIBOR and the U.S. Dollar LIBOR ICE Swap Rate will have no bearing on the performance of the Swap Rates or the Spread.
In addition, the publication of SOFR began in April 2018, and, therefore, it has a limited history. The future performance of the Swap Rates and the Spread cannot be predicted based on the limited historical performance. The levels of the Swap Rates and the Spread during the term of the Notes may have little or no relation to the historical data.
Any Failure of SOFR to Gain Market Acceptance Could Adversely Affect the Notes. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to USD LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which USD LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the Notes and the price at which investors can sell the Notes in any secondary market.
In addition, if SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the Notes, the trading price of the Notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to SOFR may evolve over time, and trading prices of the Notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.
The Administrator of SOFR May Make Changes That Could Adversely Affect the Level of SOFR or Discontinue SOFR, and Has No Obligation to Consider Your Interest in Doing So. SOFR is a relatively new rate, and Federal Reserve Bank of New York (“FRBNY”) (or a successor), as administrator of SOFR, may make methodological or other changes that could change the level of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, this could cause the Spread to decrease and a reduction in the amount of interest payable on the Notes during the Floating Rate Period. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice, and has no obligation to consider the interests of holders of the Notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR. In that case, the method by which the Swap Rates are calculated will change, which could reduce the Spread and the amount of interest payable on the Notes during the Floating Rate Period.

P-10	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
The Swap Rates and the Manner in Which They Are Calculated May Change in the Future. There can be no assurance that the method by which the Swap Rates are calculated will continue in its current form. Any changes in the method of calculation could reduce the amount of interest payable on the Notes during the Floating Rate Period.
The Reference Rate May Be Determined by the Calculation Agent in Its Sole Discretion or, if It Is Discontinued or Ceased to Be Published Permanently or Indefinitely, Replaced by a Successor or Substitute Rate. If a Swap Rate does not appear on the applicable Bloomberg Screen Page on a relevant day at approximately 11:00 a.m., New York City time, then the Calculation Agent will have the discretion to determine such Swap Rate for that day.
Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion on or prior to the relevant day that the relevant Swap Rate has been discontinued or has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the applicable Swap Rate for that day a substitute or successor rate that it has determined to be a commercially reasonable replacement rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion to make adjustments to the definitions of business day and Interest Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant Swap Rate.
Any of the foregoing determinations or actions by the Calculation Agent could result in changes to one or both Swap Rates, which could reduce the amount of interest payable on the Notes during the Floating Rate Period and the market value of the Notes.
Additional Risks Relating to Conflicts of Interest
Trading Activities by Royal Bank or its Affiliates May Adversely Affect the Market Value of the Notes. As described in the product prospectus supplement under the caption “Use of Proceeds and Hedging,” we or one or more affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of the Swap Rates or the Spread. We may adjust these hedges by, among other things, purchasing or selling these instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Swap Rates or the Spread. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.
We and our affiliates expect to engage in trading activities related to the Swap Rates and the Spread that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could be adverse to the interests of the holders of the Notes.
There Are Potential Conflicts of Interest Between You and the Calculation Agent. Our wholly-owned subsidiary, RBCCM, will serve as the Calculation Agent. We may change the Calculation Agent after the date of this pricing supplement without notice to you. Since the determinations by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such determination with respect to the Notes.

P-11	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Spread.
In the ordinary course of their business, our affiliates may have expressed views on expected movements of SOFR, the Swap Rates or the Spread, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to SOFR, the Swap Rates or the Spread may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning SOFR, the Swap Rates or the Spread from multiple sources, and you should not rely solely on views expressed by our affiliates.

P-12	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
THE SWAP RATES AND THE SPREAD
A U.S. dollar SOFR ICE swap rate of a given maturity on any date of determination is the swap rate for a fixed-for-floating U.S. dollar SOFR-linked interest rate swap transaction with that maturity as published by the administrator of the USD SOFR ICE swap rate as of 11:00 a.m. (New York City time) on that date of determination. In a fixed-for-floating U.S. Dollar SOFR-linked interest rate swap transaction, one party pays a fixed rate (the “swap rate”) and the other pays a floating rate based on SOFR, compounded in arrears for 12 months using standard market conventions.
SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities.
According to information provided by the IBA (which we have not independently verified), each published USD SOFR ICE swap rate is calculated using eligible prices and volumes for specified interest rate derivative products, provided by trading venues in accordance with a “Waterfall” methodology. The first level of the Waterfall (“Level 1”) uses eligible, executable prices and volumes provided by regulated, electronic, trading venues. If these trading venues do not provide sufficient eligible input data to calculate a rate in accordance with Level 1 of the methodology, then the second level of the Waterfall (“Level 2”) uses eligible dealer to client prices and volumes displayed electronically by trading venues. If there is insufficient eligible input data to calculate a rate in accordance with Level 2 of the methodology, then the third level of the Waterfall (“Level 3”) uses movement interpolation, where possible for applicable tenors, to calculate the rate. Where it is not possible to calculate a rate at Level 1, Level 2 or Level 3 of the Waterfall, then the "insufficient data policy" applies for that rate, and the applicable U.S. dollar SOFR ICE swap rate may not be published for that date.
The historical performance in the graphs and the chart shown below only reflect U.S. Government Securities Business Days, not calendar days that are not U.S. Government Securities Business Days. During the Floating Rate Period, the Spread on a calendar day that is not a U.S. Government Securities Business Days will be the Spread on the U.S. Government Securities Business Day immediately prior to that calendar day.

P-13	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
Historical Information About the Swap Rates
Historically, the 30-Year Swap Rate and 2-Year Swap Rate have experienced significant fluctuations. Any historical upward or downward trend in these rates during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes. You should note that the publication of the Swap Rates began in November 2021, and, therefore, the Swap Rates have a limited history.
We obtained the rates used in the graphs in this section from Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P.

The graph below sets forth the historical performance of the 30-Year Swap Rate and 2-Year Swap Rate from November 19, 2021 through March 2, 2023.

Source: Bloomberg L.P. We have not independently verified the information provided by Bloomberg L.P.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

P-14	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
Historical Information About the Spread
Historically, the Spread has experienced significant fluctuations. Any historical upward or downward trend in the Spread during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the Floating Rate Period. We cannot make any assurances that the future levels of the Spread will result in holders of the Notes receiving any interest payments during the Floating Rate Period calculated at an interest rate that is greater than the Coupon Floor of 2.00% per annum.
The graph below sets forth the historical performance of the Spread from November 19, 2021 through March 2, 2023. As of March 2, 2023, the Spread is less than 0.00%. There can be no assurance that the 30-Year Swap Rate will exceed 2-Year Swap Rate at any time during the Floating Rate Period.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
Historical Period
Total number of U.S. Government Securities Business Days in the historical period	329
Number of U.S. Government Securities Business Days the 30-Year Swap Rate was greater than or equal to the 2-Year Swap Rate	237
Number of U.S. Government Securities Business Days the 30-Year Swap Rate was less than the 2-Year Swap Rate	92
The historical performance shown above is not indicative of future performance.

P-15	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on March 17, 2023, which is the second business day following the Pricing Date (this settlement cycle being referred to as “T+2”). See “Plan of Distribution” in the prospectus supplement dated September 14, 2021. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 14, 2021.
After the initial offering of the Notes, the price to the public may change.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of up to approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-16	RBC Capital Markets, LLC

Redeemable Fixed to Floating Rate Range Accrual Notes Linked to the CMS Spread, Due March 17, 2033
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the Reference Rate. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this pricing supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Rates, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the Pricing Date being less than their public offering price. See “Additional Risk Factors—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-17	RBC Capital Markets, LLC